

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Robert E. Wahlman
Executive Vice President and
Chief Financial Officer
Doral Financial Corporation
1451 Franklin D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

     Re: **Doral Financial Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              Form 10-Q for Fiscal Quarter Ended March 31, 2010
              Filed May 10, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              Filed August 9, 2010
              File No. 001-31579

Dear Mr. Wahlman:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Credit Risk, page 108

1.   We note your disclosure on page 110 regarding your mortgage loans restructured under
        the Loan Restructuring Program ("the Program"). Please address the following:

        •   We note your disclosure that for purposes of the allowance for loan and lease losses,
            you made the determination that these loans fit the definition of a Troubled Debt
            Restructuring (TDR). Tell us how you determined these loans to be TDRs pursuant to
            ASC 310-40 and are therefore included in your TDR disclosures throughout your
            filing; and
        •   For the loans determined to be TDRs, tell us how and why you included these loans
            in the assessment of the allowance for loan losses under ASC 450-20 considering the
            guidance in paragraphs 35-34 to 35-36 of ASC 310-10. We note your disclosure that
            no allowance was required based upon your ASC 310-10-35 impairment analysis.

Table CC – Allocation of Allowance for Loan and Lease Losses, page 117

2.   We note from your disclosure on page 118 that you use the roll-rates of relatively recent
        months in the calculation of your general allowance for residential mortgage loans.
        Please tell us if this is a refinement to your reserve methodology from prior year and if
        so, include in future filings the following:

        •   The financial statement impact of the change on your allowance and provision for
            loan losses in addition to the period the change occurred; and
        •   Compare and contrast the new evaluation period to your previous roll-rate period.

3.   We note from your disclosure on page 118 that you recovered some of your provision for
        loan and lease losses during 2009 due to refinement in your estimates of incurred losses
        in the commercial real estate (CRE) portfolio. We also note from Table BB on page 116
        that you had a net recovery of $560 thousand during 2009. Please tell us the gross amount
        of recovery related to this refinement and provide a detailed understanding of the changes
        you made in your estimates that resulted in a recovery.

Exhibit 31 – Management's Certification

4.   We note that the language "(the registrant's fourth fiscal quarter in the case of an annual report)" required by Exchange Act Rule 13a-14(a) was modified in paragraph 4(d). In addition, we note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 such as your reference to "fiscal quarter covered by this report". In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarter Ended June 30, 2010

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 30. Fair Value of Assets and Liabilities, page 41

5.   We note your disclosure beginning on page 43 that you rely on appraisals for valuation of your collateral-dependent impaired loans and other real estate owned. In addition, we note your disclosure on page 74 of the 2009 Form 10-K that for 20 non-performing residential development properties you internally estimated the fair value of the collateral to determine the loss reserves for these loans because all of the properties did not have a current appraisal.   Please tell us and revise your future filings to disclose the following:

- How often you obtain updated third-party appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired) and other real estate owned. If this policy varies by loan type please disclose that as well.
- Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.
- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.
- Describe the assumptions and inputs used in your internally developed methodologies for the non-performing residential development properties and how this method differs from obtaining an updated appraisal. Fully explain why you believe using an internally developed estimate is more representative of the current market value.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Credit Risk, page 100

6.   We note from your disclosure on page 100 that not all of your loan modifications meet the definition of a TDR under ASC 310-40. In addition, we note TDRs totaled $681.78 million and $594.17 million at June 30, 2010 and December 31, 2009. For *all* loan modifications please tell us as of June 30, 2010 and revise your future filings to disclose the following:

- The factors you review to identify these loans for modification;
- The key features of the modification programs, including a description of the significant terms modified and the typical length of each modified term;
- Quantification of the amounts of loans modified (by loan type, workout strategy, and TDR versus non-TDR) in each period presented;
- How the loans are initially classified (performing versus non-performing) and whether they continue to accrue interest;
- Policy regarding how many payments the borrower needs to make on the restructured loan before returning the loan to accrual status;
- The success rates of these modification programs; and
- Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

7.   In addition, for TDRs that are still accruing interest please revise future filings to discuss your nonaccrual policies for TDRs, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Commercial loans) and addressing the following:

- All the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest;
- How you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance; and
- Whether you have charged-off any portion of the loan. If you have, explain how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

Table Z Composition of Mortgage Non-Performing Assets, page 105

8.   We note your tabular disclosure on page 105 that includes the loan-to-value (LTV) ratios for non-performing mortgage loans based on the original property values. Given your disclosure on page 100 that in Puerto Rico there continues to be declines in real estate values, it would be beneficial to investors if your tabular disclosure included average LTV ratios using current property values rather than original average LTV ratios. Please revise your future filings to include this information as we note you disclose that actual LTV ratios are considered when establishing the levels of general reserves for the residential mortgage portfolio.

Allowance for Loan and Lease Losses ("ALLL"), page 108

9.   We note your disclosure on page 108 that the inherent credit losses in your residential mortgage loans are included in the general allowance. In addition, we note that your general allowance declined from $92.55 million to $82.05 million from December 31, 2009 to June 30, 2010 while the delinquencies in your residential mortgage loans increased during the first half of 2010.   Please tell us and revise future filings to comprehensively bridge the gap between the significant increases in the delinquencies in your residential mortgage loans with the corresponding changes in your general allowance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord, Staff Accountant, at (202) 551-3417 or me at (202) 551-3484 if you have questions.

Sincerely,

John A. Spitz
Staff Accountant